Exhibit 99.1

GDS Reports

Second Quarter 2024 Results

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GDS Holdings Limited Reports Second Quarter 2024 Results

Shanghai, China, Aug 21, 2024 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high- performance data centers in China and South East Asia, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Net revenue increased by 14.3% year-over-year (“Y-o-Y”) to RMB2,826.4 million (US$388.9 million) in the second quarter of 2024 (2Q2023: RMB2,472.0 million). Net revenue increased by 17.7% Y-o-Y in the second quarter of 2024 (excluding previously disclosed one- time items of RMB70.7 million from the same period last year).

•	Net loss was RMB231.8 million (US$31.9 million) in the second quarter of 2024 (2Q2023: net loss of RMB225.3 million).

•	Adjusted EBITDA (non-GAAP) increased by 6.2% Y-o-Y to RMB1,312.2 million (US$180.6 million) in the second quarter of 2024 (2Q2023: RMB1,235.1 million). Adjusted EBITDA increased by 14.9% Y-o-Y in the second quarter of 2024 (excluding previously disclosed one- time items of RMB92.8 million from the same period last year). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 46.4% in the second quarter of 2024 (2Q2023: 50.0%).

Second Quarter 2024 Operating Highlights

•	Total area committed and pre-committed increased by 18.7% Y-o-Y to 756,992 sqm as of June 30, 2024 (June 30, 2023: 637,661 sqm).

•	Area in service increased by 18.8% Y-o-Y to 630,963 sqm as of June 30, 2024 (June 30, 2023: 531,216 sqm).

•	Commitment rate for area in service was 92.5% as of June 30, 2024 (June 30, 2023: 92.4%).

•	Area under construction was 226,272 sqm as of June 30, 2024 (June 30, 2023: 196,703 sqm).

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•	Pre-commitment rate for area under construction was 76.6% as of June 30, 2024 (June 30, 2023: 74.8%).

•	Area utilized increased by 20.9% Y-o-Y to 462,673 sqm as of June 30, 2024 (June 30, 2023: 382,796 sqm).

•	Utilization rate for area in service was 73.3% as of June 30, 2024 (June 30, 2023: 72.1%).

“Disciplined execution, with strong focus on our strategic objectives, drove solid results in the second quarter,” said Mr. William Huang, Chairman and CEO of GDS. “In China, we saw an improving trend in gross move-in, while other metrics remain stable. Internationally, we secured significant new customer orders in Johor, capitalizing on extraordinary regional demand and strengthening our presence in what is fast emerging as a top global data center hub.”

“In the second quarter, we grew revenue by 17.7% and Adjusted EBITDA by 14.9% year-over- year (excluding previously disclosed one-time items from the same period last year),” said Mr. Dan Newman, Chief Financial Officer. “Supported by our strengthened financial position especially from the equity raise for International business, we are well aligned with our growth initiatives to deliver long-term value for our stakeholders.”

Second Quarter 2024 Financial Results

Net revenue in the second quarter of 2024 was RMB2,826.4 million (US$388.9 million), a 14.3% increase over the same period last year of RMB2,472.0 million, or a 17.7% increase over the same period last year of RMB2,401.3 million (excluding a previously disclosed one-time termination fee of RMB70.7 million). The normalized Y-o-Y increase was mainly due to continued ramp-up of our data centers and business growth.

•	Net revenue for China[1] was RMB2,579.6 million (US$355.0 million), an 8.9% increase over the same period last year of RMB2,369.0 million (excluding a previously disclosed one-time termination fee of RMB70.7 million).

1.	For the purpose of this earnings release, “China” or “GDSH” refers to GDS’s assets and operations in Mainland China, including third party data centers in Hong Kong and Macau. Includes the inter-company charges.

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•	Net revenue for International[2] was RMB255.5 million (US$35.2 million), a 690.2% increase over the same period last year of RMB32.3 million.

Cost of revenue in the second quarter of 2024 was RMB2,188.5 million (US$301.2 million), a 13.9% increase over the same period last year of RMB1,921.0 million. The Y-o-Y increase was in line with the continued growth of our business.

Gross profit was RMB637.8 million (US$87.8 million) in the second quarter of 2024, a 15.8% increase over the same period last year of RMB551.0 million.

Gross profit margin was 22.6% in the second quarter of 2024, compared with 22.3% in the same period last year or 20.0% in the same period last year (excluding a previously disclosed one- time termination fee). The normalized Y-o-Y increase was mainly due to the fast ramp-up of our International business.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,451.5 million (US$199.7 million) in the second quarter of 2024, a 10.0% increase over the same period last year of RMB1,319.8 million, or a 16.2% increase over the same period last year of RMB1,249.1 million (excluding a previously disclosed one-time termination fee of RMB70.7 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 51.4% in the second quarter of 2024, compared with 53.4% in the same period last year or 52.0% in the same period last year (excluding a previously disclosed one-time termination fee). The normalized Y-o-Y decrease was mainly due to higher utility cost.

2.	For the purpose of this earnings release, “International” or “GDSI” refers to GDS’s assets and operations outside Mainland China, excluding third party data centers in Hong Kong and Macau.

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Selling and marketing expenses, excluding share-based compensation expenses of RMB4.0 million (US$0.6 million), were RMB22.5 million (US$3.1 million) in the second quarter of 2024, a 1.9% decrease over the same period last year of RMB22.9 million (excluding share-based compensation of RMB9.3 million). The Y-o-Y decrease was mainly due to less marketing activities.

General and administrative expenses, excluding share-based compensation expenses of RMB40.9 million (US$5.6 million), depreciation and amortization expenses of RMB99.6 million (US$13.7 million) and operating lease cost relating to prepaid land use rights of RMB16.6 million (US$2.3 million), were RMB127.6 million (US$17.6 million) in the second quarter of 2024, a 51.0% increase over the same period last year of RMB84.5 million, or a 19.8% increase over the same period last year (excluding a previously disclosed one-time cash reimbursement of RMB22.1 million) (excluding share-based compensation expenses of RMB30.7 million, depreciation and amortization expenses of RMB136.8 million and operating lease cost relating to prepaid land use rights of RMB17.5 million). The normalized Y-o-Y increase was mainly due to fast expansion of our international business.

Research and development costs were RMB10.9 million (US$1.5 million) in the second quarter of 2024, compared with RMB5.0 million in the same period last year.

Net interest expenses for the second quarter of 2024 were RMB505.2 million (US$69.5 million), a 7.6% increase over the same period last year of RMB469.5 million. The Y-o-Y increase was mainly due to a higher level of total borrowings.

Foreign currency exchange gain for the second quarter of 2024 was RMB11.8 million (US$1.6 million), compared with a gain of RMB5.0 million in the same period last year.

Others, net for the second quarter of 2024 was RMB5.9 million (US$0.8 million), compared with RMB20.2 million in the same period last year.

Income tax expenses for the second quarter of 2024 were RMB59.9 million (US$8.2 million), compared with RMB25.3 million in the same period last year.

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Net loss in the second quarter of 2024 was RMB231.8 million (US$31.9 million), compared with a net loss of RMB225.3 million in the same period last year.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets. Adjusted EBITDA was RMB1,312.2 million (US$180.6 million) in the second quarter of 2024, a 6.2% increase over the same period last year of RMB1,235.1 million, or a 14.9% increase over the same period last year of RMB1,142.4 million (excluding a previously disclosed one-time termination fee of RMB70.7 million and cash reimbursement of RMB22.1 million in the same period last year).

•	Adjusted EBITDA for China [3] was RMB1,233.2 million (US$169.7 million), a 4.3% increase over the same period last year of RMB1,182.1 million (excluding a previously disclosed one-time termination fee of RMB70.7 million and cash reimbursement of RMB22.1 million).

•	Adjusted EBITDA for International was RMB84.5 million (US$11.6 million), compared with negative RMB39.4 million in the same period last year.

Adjusted EBITDA margin (non-GAAP) was 46.4% in the second quarter of 2024, compared with 50.0% in the same period last year or 47.6% in the same period last year (excluding previously disclosed one-time items). The normalized Y-o-Y decrease was mainly due to higher utility cost and higher level of corporate expenses for International business.

Basic and diluted loss per ordinary share in the second quarter of 2024 was RMB0.16 (US$0.02), compared with RMB0.16 in the same period last year.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2024 was RMB1.30 (US$0.18), compared with RMB1.31 in the same period last year.

3.	Includes the inter-company charges.

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Liquidity:

As of June 30, 2024, cash was RMB9,907.8 million (US$1,363.4 million).

•	Cash for GDSH was RMB8,395.9 million (US$1,155.3 million).

•	Cash for GDSI was RMB1,511.9 million (US$208.0 million).

Total short-term debt was RMB5,597.5 million (US$770.2 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB5,016.9 million (US$690.4 million), the current portion of convertible bonds payable of RMB570 thousand (US$78 thousand) and the current portion of finance lease and other financing obligations of RMB580.0 million (US$79.8 million). Total long-term debt was RMB43,068.7 million (US$5,926.4 million), comprised of long-term borrowings (excluding current portion) of RMB26,720.2 million (US$3,676.8 million), the non-current portion of convertible bonds payable of RMB8,494.8 million (US$1,168.9 million) and the non-current portion of finance lease and other financing obligations of RMB7,853.7 million (US$1,080.7 million).

•	Total gross debt for GDSH, comprised of short-term and long-term borrowings, convertible bonds payable and finance lease and other financing obligations, was RMB43,815.0 million (US$6,029.1 million).

•	Total gross debt for GDSI, comprised of short-term and long-term borrowings, was RMB4,851.2 million (US$667.5 million).

During the second quarter of 2024, the Company obtained new debt financing and refinancing facilities of RMB2,211.6 million (US$304.3 million), including RMB100.0 million (US$13.8 million) for GDSH and RMB2,111.6 million (US$290.6 million) for GDSI. Furthermore, GDSI raised gross cash proceeds of US$672.0 million from the issue of new Series A Convertible Preferred Shares, out of which US$448.0 million was received during the second quarter of 2024 and the balance of US$224.0 million was received during the third quarter of 2024.

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Second Quarter 2024 Operating Results

China

Sales

Total area committed and pre-committed at the end of the second quarter of 2024 was 614,094 sqm, compared with 593,068 sqm at the end of the second quarter of 2023 and 608,645 sqm at the end of the first quarter of 2024, an increase of 3.5% Y-o-Y and 0.9% quarter- over-quarter (“Q-o-Q”), respectively. In the second quarter of 2024, gross additional total area committed was 9,678 sqm, mainly contributed by data centers in Shanghai, Beijing and Langfang. Net additional total area committed was 5,449 sqm.

Data Center Resources

Area in service at the end of the second quarter of 2024 was 580,165 sqm, compared with 528,105 sqm at the end of the second quarter of 2023 and 549,352 sqm at the end of the first quarter of 2024, an increase of 9.9% Y-o-Y and 5.6% Q-o-Q. In the second quarter of 2024, net additional area in service for China was 30,813 sqm, mainly from data centers in Langfang.

Area under construction at the end of the second quarter of 2024 was 117,861 sqm, compared with 146,741 sqm at the end of the second quarter of 2023 and 141,576 sqm at the end of the first quarter of 2024, a decrease of 19.7% Y-o-Y and 16.8% Q-o-Q, respectively. During the second quarter of 2024, we initiated the construction of a new data center in Langfang, LF18 Phase 1, with net floor area of 3,990 sqm and 100% pre-committed.

Commitment rate for area in service was 92.3% at the end of the second quarter of 2024, compared with 92.3% at the end of the second quarter of 2023 and 92.1% at the end of the first quarter of 2024. Pre-commitment rate for area under construction was 66.9% at the end of the second quarter of 2024, compared with 71.9% at the end of the second quarter of 2023 and 72.6% at the end of the first quarter of 2024.

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Move-In

Area utilized at the end of the second quarter of 2024 was 419,976 sqm, compared with 380,978 sqm at the end of the second quarter of 2023 and 403,609 sqm at the end of the first quarter of 2024, an increase of 10.2% Y-o-Y and 4.1% Q-o-Q. In the second quarter of 2024, gross additional area utilized was 20,027 sqm, mainly contributed by data centers in Langfang. Net additional area utilized was 16,366 sqm.

Utilization rate for area in service was 72.4% at the end of the second quarter of 2024, compared with 72.1% at the end of the second quarter of 2023 and 73.5% at the end of the first quarter of 2024.

International

Sales

Total area committed and pre-committed at the end of the second quarter of 2024 was 142,898 sqm, compared with 44,593 sqm at the end of the second quarter of 2023 and 59,367 sqm at the end of the first quarter of 2024, an increase of 220.5% Y-o-Y and 140.7% Q-o-Q. In the second quarter of 2024, net additional total area committed was 83,531 sqm, mainly contributed from our NTP and KTP campuses in Johor, Malaysia.

Data Center Resources

Area in service at the end of the second quarter of 2024 was 50,798 sqm, compared with 3,112 sqm at the end of the second quarter of 2023 and 33,877 sqm at the end of the first quarter of 2024, an increase of 1,532.5% Y-o-Y and 49.9% Q-o-Q. In the second quarter of 2024, net additional area in service was 16,921 sqm, mainly from NTP4 and NTP5 data centers.

Area under construction at the end of the second quarter of 2024 was 108,411 sqm, compared with 49,962 sqm at the end of the second quarter of 2023 and 30,961 sqm at the end of the first quarter of 2024, an increase of 117.0% Y-o-Y and 250.2% Q-o-Q. During the second quarter of 2024, we initiated the construction of two new data centers at our NTP campus, NTP6 and NTP7, and four new data centers at our KTP campus, KTP1, KTP2, KTP4 and KTP5, with an overall pre-commitment rate of 96.4% across these six data centers.

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Commitment rate for area in service was 95.2% at the end of the second quarter of 2024, compared with 100% at the end of the second quarter of 2023 and 100% at the end of the first quarter of 2024. Pre-commitment rate for area under construction was 87.2% at the end of the second quarter of 2024, compared with 83.0% at the end of the second quarter of 2023 and 82.3% at the end of the first quarter of 2024.

Move-In

Area utilized at the end of the second quarter of 2024 was 42,698 sqm, compared with 1,817 sqm at the end of the second quarter of 2023 and 33,265 sqm at the end of the first quarter of 2024, an increase of 2,249.4% Y-o-Y and 28.4% Q-o-Q. In the second quarter of 2024, net additional area utilized was 9,432 sqm, mainly contributed by NTP4 data center.

Utilization rate for area in service was 84.1% at the end of the second quarter of 2024, compared with 58.4% at the end of the second quarter of 2023 and 98.2% at the end of the first quarter of 2024.

Business Outlook

The Company confirms that the previously provided guidance of total revenues for the year of 2024 of RMB11,340 – RMB11,760 million, Adjusted EBITDA of RMB4,950 – RMB5,150 million and capex of around RMB6,500 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

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Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on August 21, 2024 (8:00 p.m. Beijing Time on August 21, 2024) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://register.vevent.com/register/BIb44615ecd2044a83b68167305fb82909

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment losses of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share- based compensation expenses) included in cost of revenue.

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We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment losses of long-lived assets, each of which have been and may continue to be incurred in our business.

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We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

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About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high- performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co- location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

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GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of
	December 31,
	2023	As of June 30, 2024
	RMB	RMB	US$
Assets
Current assets
Cash	7,710,711	9,907,823	1,363,362
Accounts receivable, net of allowance for credit losses	2,545,913	3,393,766	466,998
Value-added-tax (“VAT”) recoverable	214,385	201,597	27,741
Prepaid expenses and other current assets	512,644	803,265	110,533
Total current assets	10,983,653	14,306,451	1,968,634

Non-current assets
Property and equipment, net	47,499,494	48,937,933	6,734,084
Prepaid land use rights, net	22,388	22,081	3,038
Operating lease right-of-use assets	5,436,288	5,394,689	742,334
Goodwill and intangible assets, net	7,765,055	7,660,434	1,054,110
Other non-current assets	2,739,812	2,843,825	391,323
Total non-current assets	63,463,037	64,858,962	8,924,889
Total assets	74,446,690	79,165,413	10,893,523

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,833,953	5,016,916	690,351
Convertible bonds payable, current	0	570	78
Accounts payable	3,424,937	3,089,299	425,102
Accrued expenses and other payables	1,318,336	1,407,850	193,726
Operating lease liabilities, current	180,403	183,785	25,290
Finance lease and other financing obligations, current	547,847	579,972	79,807
Total current liabilities	8,305,476	10,278,392	1,414,354

Non-current liabilities
Long-term borrowings, excluding current portion	26,706,256	26,720,162	3,676,817
Convertible bonds payable, non-current	8,434,766	8,494,835	1,168,928
Operating lease liabilities, non-current	1,395,981	1,343,766	184,908
Finance lease and other financing obligations, non-current	7,894,185	7,853,677	1,080,702
Other long-term liabilities	1,586,223	1,599,439	220,090
Total non-current liabilities	46,017,411	46,011,879	6,331,445
Total liabilities	54,322,887	56,290,271	7,745,799

Mezzanine equity
Redeemable preferred shares	1,064,766	1,071,247	147,408
Redeemable non-controlling interests	0	3,109,219	427,843
Total mezzanine equity	1,064,766	4,180,466	575,251

GDS Holdings Limited shareholders' equity
Ordinary shares	516	527	73
Additional paid-in capital	29,337,095	29,465,653	4,054,609
Accumulated other comprehensive loss	(974,393)	(1,048,755)	(144,313)
Accumulated deficit	(9,469,758)	(10,041,326)	(1,381,732)
Total GDS Holdings Limited shareholders' equity	18,893,460	18,376,099	2,528,637
Non-controlling interests	165,577	318,577	43,836
Total equity	19,059,037	18,694,676	2,572,473

Total liabilities, mezzanine equity and equity	74,446,690	79,165,413	10,893,523

17

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,472,020	2,627,367	2,826,369	388,921	4,880,469	5,453,736	750,459
Equipment sales	0	0	0	0	509	0	0
Total net revenue	2,472,020	2,627,367	2,826,369	388,921	4,880,978	5,453,736	750,459
Cost of revenue	(1,921,023)	(2,053,693)	(2,188,544)	(301,154)	(3,838,294)	(4,242,237)	(583,751)
Gross profit	550,997	573,674	637,825	87,767	1,042,684	1,211,499	166,708

Operating expenses
Selling and marketing expenses	(32,193)	(33,628)	(26,516)	(3,649)	(70,034)	(60,144)	(8,276)
General and administrative expenses	(269,527)	(310,835)	(284,787)	(39,188)	(559,023)	(595,622)	(81,960)
Research and development expenses	(5,045)	(9,980)	(10,889)	(1,498)	(14,830)	(20,869)	(2,872)
Income from operations	244,232	219,231	315,633	43,432	398,797	534,864	73,600
Other income (expenses):
Net interest expenses	(469,472)	(503,476)	(505,231)	(69,522)	(953,899)	(1,008,707)	(138,803)
Foreign currency exchange gain (loss), net	4,953	(4,527)	11,829	1,628	(2,022)	7,302	1,005
Others, net	20,243	6,234	5,876	809	46,036	12,110	1,666
Loss before income taxes	(200,044)	(282,538)	(171,893)	(23,653)	(511,088)	(454,431)	(62,532)
Income tax expenses	(25,262)	(62,393)	(59,875)	(8,239)	(188,830)	(122,268)	(16,825)
Net loss	(225,306)	(344,931)	(231,768)	(31,892)	(699,918)	(576,699)	(79,357)
Net income attributable to non-controlling interests	(1,270)	(896)	(3,438)	(473)	(3,000)	(4,334)	(596)
Net loss attributable to redeemable non-controlling interests	0	0	9,465	1,302	0	9,465	1,302
Net loss attributable to GDS Holdings Limited shareholders	(226,576)	(345,827)	(225,741)	(31,063)	(702,918)	(571,568)	(78,651)
Cumulative dividend on redeemable preferred shares	(13,306)	(13,458)	(13,477)	(1,854)	(26,201)	(26,935)	(3,706)
Net loss available to GDS Holdings Limited ordinary shareholders	(239,882)	(359,285)	(239,218)	(32,917)	(729,119)	(598,503)	(82,357)

Loss per ordinary share
Basic and diluted	(0.16)	(0.24)	(0.16)	(0.02)	(0.50)	(0.41)	(0.06)

Weighted average number of ordinary share outstanding
Basic and diluted	1,467,200,367	1,469,982,015	1,470,013,200	1,470,013,200	1,467,200,367	1,469,997,608	1,469,997,608

18

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(225,306)	(344,931)	(231,768)	(31,892)	(699,918)	(576,699)	(79,357)
Foreign currency translation adjustments, net of nil tax	(310,992)	(56,025)	(16,334)	(2,248)	(263,053)	(72,359)	(9,957)
Comprehensive loss	(536,298)	(400,956)	(248,102)	(34,140)	(962,971)	(649,058)	(89,314)
Comprehensive income attributable to non-controlling interests	(2,396)	(97)	(2,323)	(320)	(3,891)	(2,420)	(333)
Comprehensive loss attributable to redeemable non-controlling interests	0	0	5,548	763	0	5,548	763
Comprehensive loss attributable to GDS Holdings Limited shareholders	(538,694)	(401,053)	(244,877)	(33,697)	(966,862)	(645,930)	(88,884)

19

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(225,306)	(344,931)	(231,768)	(31,892)	(699,918)	(576,699)	(79,357)
Depreciation and amortization	874,109	856,739	874,168	120,290	1,717,468	1,730,907	238,181
Amortization of debt issuance cost and debt discount	45,226	38,562	31,364	4,316	89,918	69,926	9,622
Share-based compensation expense	63,029	76,646	75,682	10,414	147,894	152,328	20,961
Others	5,073	12,227	(34,653)	(4,768)	4,432	(22,426)	(3,086)
Changes in operating assets and liabilities	(27,530)	(764,215)	(260,556)	(35,855)	(654,373)	(1,024,771)	(141,013)
Net cash provided by (used in) operating activities	734,601	(124,972)	454,237	62,505	605,421	329,265	45,308

Purchase of property and equipment and land use rights	(1,415,175)	(1,595,107)	(1,960,947)	(269,836)	(3,457,278)	(3,556,054)	(489,330)
Receipts (payments) related to acquisitions and investments	8,807	0	(70,791)	(9,741)	(142,448)	(70,791)	(9,741)
Net cash used in investing activities	(1,406,368)	(1,595,107)	(2,031,738)	(279,577)	(3,599,726)	(3,626,845)	(499,071)

Net proceeds from financing activities	(1,551,157)	1,621,969	3,833,394	527,491	2,323,258	5,455,363	750,682
Net cash (used in) provided by financing activities	(1,551,157)	1,621,969	3,833,394	527,491	2,323,258	5,455,363	750,682

Effect of exchange rate changes on cash and restricted cash	134,877	(9,909)	30,883	4,252	159,819	20,974	2,888
Net (decrease) increase of cash and restricted cash	(2,088,047)	(108,019)	2,286,776	314,671	(511,228)	2,178,757	299,807
Cash and restricted cash at beginning of period	10,456,645	7,917,932	7,809,913	1,074,680	8,882,066	7,917,932	1,089,544
Reclassification as assets of disposal group classified as held for sale	1,966	0	0	0	(274)	0	0
Cash and restricted cash at end of period	8,370,564	7,809,913	10,096,689	1,389,351	8,370,564	10,096,689	1,389,351

20

GDS HOLDINGS LIMITED
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")
except for percentage data)

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	550,997	573,674	637,825	87,767	1,042,684	1,211,499	166,708
Depreciation and amortization	735,993	755,960	773,302	106,411	1,466,901	1,529,262	210,434
Operating lease cost relating to prepaid land use rights	9,387	10,634	10,706	1,473	17,743	21,340	2,936
Accretion expenses for asset retirement costs	1,731	1,488	1,690	233	3,457	3,178	437
Share-based compensation expenses	21,697	26,324	27,934	3,844	48,396	54,258	7,466
Adjusted GP	1,319,805	1,368,080	1,451,457	199,728	2,579,181	2,819,537	387,981
Adjusted GP margin	53.4%	52.1%	51.4%	51.4%	52.8%	51.7%	51.7%

21

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(225,306)	(344,931)	(231,768)	(31,892)	(699,918)	(576,699)	(79,357)
Net interest expenses	469,472	503,476	505,231	69,522	953,899	1,008,707	138,803
Income tax expenses	25,262	62,393	59,875	8,239	188,830	122,268	16,825
Depreciation and amortization	874,109	856,739	874,168	120,290	1,717,468	1,730,907	238,181
Operating lease cost relating to prepaid land use rights	26,845	27,603	27,316	3,759	53,549	54,919	7,557
Accretion expenses for asset retirement costs	1,731	1,488	1,690	233	3,457	3,178	437
Share-based compensation expenses	63,029	76,646	75,682	10,414	147,894	152,328	20,961
Adjusted EBITDA	1,235,142	1,183,414	1,312,194	180,565	2,365,179	2,495,608	343,407
Adjusted EBITDA margin	50.0%	45.0%	46.4%	46.4%	48.5%	45.8%	45.8%

22

GDS HOLDINGS LIMITED
SELECTED SEGMENT INFORMATION

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended June 30, 2023				Three months ended March 31, 2024				Three months ended June 30, 2024
	GDSH	GDSI	Elimination	Total	GDSH	GDSI	Elimination	Total	GDSH	GDSI	Elimination	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Net revenue	2,439,682	32,338	0	2,472,020	2,426,138	206,004	(4,775)	2,627,367	2,579,594	255,533	(8,758)	2,826,369	388,921

Net loss	(125,709)	(99,330)	(267)	(225,306)	(272,512)	(69,455)	(2,964)	(344,931)	(172,845)	(55,666)	(3,257)	(231,768)	(31,892)
Net interest expenses	443,638	25,834	0	469,472	462,508	42,114	(1,146)	503,476	450,271	57,043	(2,083)	505,231	69,522
Income tax expenses	25,257	5	0	25,262	62,392	1	0	62,393	59,864	11	0	59,875	8,239
Depreciation and amortization	840,498	33,611	0	874,109	782,672	74,067	0	856,739	790,901	83,430	(163)	874,168	120,290
Operating lease cost relating to prepaid land use rights	26,443	402	0	26,845	27,312	291	0	27,603	27,603	(287)	0	27,316	3,759
Accretion expenses for asset retirement costs	1,680	51	0	1,731	1,698	(210)	0	1,488	1,690	0	0	1,690	233
Share-based compensation expenses	63,029	0	0	63,029	76,646	0	0	76,646	75,682	0	0	75,682	10,414
Adjusted EBITDA	1,274,836	(39,427)	(267)	1,235,142	1,140,716	46,808	(4,110)	1,183,414	1,233,166	84,531	(5,503)	1,312,194	180,565

Net cash provided by (used in) operating activities	829,293	(94,692)	0	734,601	(96,262)	(28,710)	0	(124,972)	599,443	(106,926)	(38,280)	454,237	62,505

Net cash (used in) provided by investing activities	(982,604)	(641,401)	217,637	(1,406,368)	(1,302,818)	(701,564)	409,275	(1,595,107)	654,451	(1,146,380)	(1,539,809)	(2,031,738)	(279,577)
- Purchase of property and equipment and land use rights	(773,774)	(641,401)	0	(1,415,175)	(943,032)	(652,075)	0	(1,595,107)	(852,847)	(1,146,380)	38,280	(1,960,947)	(269,836)
- Receipts (payments) related to acquisitions and investments	8,807	0	0	8,807	49,489	(49,489)	0	0	(70,791)	0	0	(70,791)	(9,741)
- GDSH investment in GDSI	(217,637)	0	217,637	0	(409,275)	0	409,275	0	1,578,089	0	(1,578,089)	0	0

Net cash (used in) provided by financing activities	(1,927,646)	594,126	(217,637)	(1,551,157)	1,298,276	732,968	(409,275)	1,621,969	(119,209)	2,374,514	1,578,089	3,833,394	527,491

23

GDS HOLDINGS LIMITED

SELECTED SEGMENT INFORMATION CONT’D

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
Property and equipment, net
GDSH	40,098,416	40,087,960	5,516,287
GDSI	7,408,567	8,863,680	1,219,683
Elimination	(7,489)	(13,707)	(1,886)
Total	47,499,494	48,937,933	6,734,084

Gross debt (Note)
GDSH	42,547,203	43,814,967	6,029,140
GDSI	5,170,653	4,851,165	667,543
Elimination	(1,300,849)	0	0
Total	46,417,007	48,666,132	6,696,683

Cash
GDSH	7,301,976	8,395,908	1,155,315
GDSI	408,735	1,511,915	208,047
Total	7,710,711	9,907,823	1,363,362

Note: Gross debt comprised of short-term and long-term borrowings, convertible bonds payable and finance lease and other financing obligations. For GDSI, for December 31, 2023, gross debt also includes the amounts due to GDSH.

24

APPENDIX I

Our Weighted Voting Rights

The Company is controlled through weighted voting rights (“WVR”) structure. Under our WVR structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Class A ordinary shares and Class B ordinary shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which Class B ordinary shares are entitled to 20 votes per share: (i) the election or removal of a simple majority, or six, of our directors; and (ii) any change to our Articles of Association that would adversely affect the rights of Class B shareholders. These rights are categorized as a weighted voting rights structure, or WVR structure, under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. As a result, we are deemed as a company with a WVR structure. As of June 30, 2024, the beneficiary of the WVR structure was Mr. William Wei Huang (“Mr. Huang”), the beneficial owner of the 43,590,336 Class B ordinary shares then issued and outstanding.

Subject to the provisions of our Articles of Association, our Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder or automatically at the occurrence of an automatic conversion event. Such automatic conversion event refers to the first occurrence of (i) Mr. Huang having beneficial ownership in less than the Minimum Shareholding; (ii) the consultation draft Foreign Investment Law of the People’s Republic of China published by the MOFCOM on January 19, 2015, or the FIL, in the form implemented not requiring VIE entities operating the PRC business to be owned or controlled (as defined in the FIL as officially promulgated by the PRC legislator) by PRC nationals or entities (including without limitation the FIL as officially promulgated by the PRC legislator grandfathering then-existing VIE Entities in the PRC); (iii) PRC law no longer requiring the conduct of the PRC business to be owned or controlled by PRC nationals or entities; (iv) the promulgation of the FIL as it relates to VIE entities is abandoned by the PRC legislator; or (v) the relevant authorities in the PRC having approved the Company’s VIE structure without the need for the VIE entities to be owned or controlled by PRC nationals or entities. Subject to the provisions of our Articles of Association, if the Class B ordinary shares are automatically converted into Class A ordinary shares, the WVR structure will thereby be terminated.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and will automatically convert into Class A ordinary shares under certain circumstances. Upon the conversion of all the issued and outstanding Class B ordinary shares into Class A ordinary shares, the Company will issue 43,590,336 Class A ordinary shares. Any Class A ordinary shares which Mr. Huang directly or indirectly acquire may be converted into Class B ordinary shares.

Article 86(4) of our Articles of Association provides that for so long as Mr. Huang continues to have beneficial ownership in not less than the Minimum Shareholding, the holders of the Class B Ordinary Shares shall have the right to nominate five (5) directors (one of which is intended to be Mr. Huang) for appointment as directors. Such directors shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

Upon either (i) the automatic conversion of the Class B ordinary shares, or (ii) the conversion of such of the Class B ordinary shares that results in Mr. Huang having beneficial ownership in less than the Minimum Shareholding but not less than two per cent. (2%) of the then issued share capital of our Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding), (a) the nomination and appointment rights under the above provisions shall cease and terminate; (b) any directors (other than Mr. Huang) appointed pursuant to the above provisions shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment; (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions); and (d) Mr. Huang shall continue to have the right to appoint and remove one (1) director (which is intended to be Mr. Huang).

Upon Mr. Huang having beneficial ownership in less than two per cent. (2%) of the then issued share capital of our Company on an as converted basis (excluding from the denominator for the purpose of computing this percentage the shares that are excluded from the denominator for computing the Minimum Shareholding), (a) Mr. Huang’s above appointment right shall cease and terminate, (b) any director appointed pursuant to such right shall retire from office by rotation at the appropriate annual general meeting of members in accordance with the terms of their appointment, and (c) at the relevant annual general meeting, their replacement as a director shall be nominated by the Nominating and Corporate Governance Committee and shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions).

In addition, other than the appointment of a chairman, a quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote and present in person or by proxy or by duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in our Company, save that for any general meeting otherwise requisitioned according to the Articles of Association, two shareholders entitled to vote and present in person or by proxy or by its duly authorized representative representing not less than 10% of the aggregate voting power in our Company shall form a quorum.

For the purposes of this Appendix I, “Minimum Shareholding” means two point seventy-five per cent. (2.75%) of the then issued share capital of the Company on an as converted basis, excluding the following shares issued after 5 June 2023, being the date of the special resolution approving the adoption of the Articles of Association effective from 5 June, 2023, from the denominator for the purpose of computing this percentage: (i) shares in the capital of the Company issued in, or upon the conversion, exchange or exercise of convertible securities in accordance with the terms of such convertible securities issued in, equity or equity-linked financings or refinancings (including any related ancillary derivative or share lending arrangement or transaction underlying such convertible securities) undertaken by the Company pursuant to and in accordance with these Articles and (ii) shares in the capital of the Company issued under the Company’s employee equity incentive plan existing as of 5 June 2023 or any other employee share incentive plan(s) that may be approved by the Board.